Calibre Mining Corp.

Organizational Entity Chart as of May 5, 2008


Calibre Mining Corp.
100%
100%
Cybele Resources Inc.
Calibre Mining Ltd.
100%
Calibre Mining (Australia) Pty Ltd.

Entity	Country of Incorporation
Calibre Mining Corp.	Incorporated in Canada
Cybele Resources Inc.	Incorporated in Canada
Calibre Mining (Australia) Pty Ltd.	Incorporated in Australia
Calibre Mining Ltd.	Incorporated in the United States of America